January 29, 2019

Herbjorn Hansson
Chief Executive Officer
Nordic American Tankers Ltd
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

       Re: Nordic American Tankers Ltd
           Form 20-F for Fiscal Year Ended December 31, 2017
           Filed May 15, 2018
           File No. 001-13944

Dear Mr. Hansson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure
cc:    Gary Wolfe, Partner, Seward & Kissel LLP